Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 36% growth in Total Revenue
Revenues from IT Services — $ 1,110 million
Results for the quarter ended September 30, 2008 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA — October 22, 2008 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its second fiscal quarter ended September 30, 2008.
Highlights of the Results:
➢	Total Revenues were Rs. 64.10 billion ($1.38 billion1), representing an increase of 36% over the same period last year.

➢	Net Income was Rs. 8.22 billion ($177 million1) on a GAAP basis.

➢	Non-GAAP Adjusted Net Income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.47 billion ($204 million1), representing an increase of 17% over the same period last year.

➢	IT Services Revenues were Rs. 47.34 billion ($1019 million1), representing an increase of 36% over the same period last year.

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 9.59 billion ($206 million1), representing an increase of 26% over the same period last year.

➢	IT Services business added 28 new clients in the quarter.

➢	IT Products business recorded a 44% growth in Revenues over the same period last year and EBIT grew by 26%.

➢	Consumer Care and Lighting business Revenue grew 36% over the same period last year and EBIT grew 23%.
Performance for quarter ended September 30, 2008 and Outlook for quarter ending December 31, 2008
Azim Premji, Chairman of Wipro, commenting on the results said -
“For the quarter ended September 2008, we delivered an excellent performance with IT Services revenues at $1,110 million, significantly ahead of our guidance of $1,089 million. Retail & Transportation, Manufacturing & Healthcare and Financial Services businesses led the growth with strong performances during the quarter. Our differentiated Service lines of Technology Infrastructure Services, Testing Services and Package Implementation continue to show good growth. Our leadership in India & Middle East business was further re-emphasized with another quarter of strong year on year growth. We won six multi-year multi-million dollar deals during the quarter.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2008, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.46.45. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2008 was US$1=Rs. 42.65.

The global economic environment has deteriorated significantly over the past couple of months, and our outlook is cautious in the near term given the extent of strain on the global economy. However, we are confident on the resilience of our business model to tide over these challenging times. Looking ahead, for the quarter ending December 31, 2008, we expect our Revenue from our IT Services business to be approximately $1,121 million.”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said -
“The performance for the quarter is a strong reflection on our ability to deliver operational efficiencies. Rate Realization and Fixed Price Projects mix improved sequentially by 200 basis points and 100 basis points respectively. Our continued emphasis on driving Utilization through an integrated delivery model resulted in Utilization moving up by 240 basis points. These strong gains on operational front helped us improve our margins in the IT Services business in spite of effecting salary increases to our offshore employees during the quarter.”
Wipro Limited
Total Revenue for our quarter ended September 30, 2008 was Rs. 64.10 billion ($1.38 billion1), representing an increase of 36% over the same period last year. Net Income for our quarter ended September 30, 2008 on GAAP basis was Rs.8.22 billion ($177 million1), representing an increase of 1% over the same period last year. Net Income for our quarter ended September 30, 2008 on an Adjusted Non-GAAP basis (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.47 billion ($204 million1), representing an increase of 17% over the same period last year. Earnings per Share on the GAAP basis for our quarter ended September 30, 2008 were Rs. 5.66 ($0.121), representing an increase of 1% over the same period last year. Non-GAAP Adjusted Earnings per Share (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) for our quarter ended September 30, 2008 were Rs. 6.51 ($0.141), representing an increase of 16% over the same period last year.
In the current global environment of liquidity challenges, cash provides excellent flexibility to pursue strategic initiatives and business opportunities. With that objective, the Board has decided not to declare interim dividend.
Reconciliation between GAAP net income and non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) is provided in the table on page 8.
IT Services Segment (74% of Total Revenue and 94% of Operating Income for our quarter ended September 30, 2008)
Our IT Services business segment recorded Revenue of Rs. 47.34 billion2 ($1019 million1) for our quarter ended September 30, 2008, representing an increase of 36% over the same period last year. EBIT for this segment was Rs. 9.59 billion ($206 million1) for our quarter ended September 30, 2008, representing an increase of 26% over the same period last year.
Our Operating Income to Revenue for this segment was 20.3% for our quarter ended September 30, 2008.

2	IT Services business segment Revenue was Rs. 47.5 billion for the quarter ended September 30, 2008 under the Indian GAAP. The difference of Rs. 165 million ($3.55 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

We had 97,552 employees as of September 30, 2008, which includes 75,748 employees in our IT business unit and 21,804 employees in our BPO business unit.
Our IT Services business added 28 new clients during the quarter.
Key Wins
Wipro entered into a large multi-million dollar deal with one of the largest financial services group in the EMEA region to provide Testing as Managed Services (TMS) ™. Wipro is managing end-to-end testing ownership for the entire Testing Environment (Testing operations, Applications and Infrastructure support) for the Retail Banking platform. Wipro’s competence in the financial services testing domain was the key differentiator.
Wipro Technologies won a five year, multi-million dollar deal with a global consumer apparel company headquartered in the United States. In this engagement, Wipro will manage application development and support for application portfolio spanning areas such as supply chain, go-to-market, collaboration, distribution and warehouse management, retail and legacy systems. Wipro’s focus on business transformation, with a risk mitigated solution was the key differentiator.
Wipro also entered into a multi-year strategic engagement with a major French Telecom company. Wipro will leverage its core competence in the areas of Application Development and Maintenance, superior quality processes and delivery innovation in this engagement. This is a testimony to Wipro’s growing importance in the French market.
In a landmark co-innovation partnership with Harman International, Wipro launched a joint embedded engineering center in India. The new Harman India Development Center will operate from Wipro’s existing Bangalore and Chennai facilities, complementing an earlier agreement which outsourced Harman’s global IT infrastructure services to Wipro.
Wipro entered into an engagement with a German electrical systems company for an ERP rollout project which will integrate their global operations bringing in significant system standardization and process integration business benefits.
Wipro has been chosen for a multi-year engagement by a large UK based Water and Waste-water service utility to provide managed hosting services.
In the India geography, a large contact centre upgrade and managed services contract was won for a leading Telecom Services provider. This 5 year multi-million dollar outsourcing contract will see Wipro providing highest system availability to several million subscribers. Another key win was the implementation of an Integrated Risk Management System (IRMS) at Vijaya Bank, a project that relates to integration of multiple risk solutions. IRMS will help the bank assess the risk involved while lending and informs the bank on re-pricing the loan, among many other solutions.
Green IT
This quarter Wipro strengthened its suite of Green IT offerings which includes Consulting, Green Data Centers, Carbon Accounting, Paperless Office and Freight Management solutions. The green suite of offerings saw traction both in terms of deals as well as industry recognition.
Wipro embarked on a first of its kind initiative for a leading Telecom Service provider in India which involves construction of a completely “green” National Data Center for the company’s nationwide IT and Telecom requirements. The project will not only ensure visible environmental benefits but will also bring potentially huge cost savings in terms of power, water and lighting ensuring natural resources are optimized to the maximum. The scope of the project includes futuristic design, supply, installation, commissioning and operations for Data Center and NOC.
Wipro technologies and a leading Retail organization in the US recently collaborated to win Oracle’s ‘Empower the Green Enterprise’ award for Implementation of Oracle I-Expenses module with integration to Peoplesoft payroll. Wipro helped the client organization move their legacy travel expense system to Oracle I-expenses platform and significantly reduced the consumption of paper, making the process more eco-friendly.
As Enterprises world-wide are beginning to consciously reduce their contribution to Global Warming by reducing emissions of Green House Gases, Wipro has introduced a Carbon Accounting Tool, that will help enterprises to measure, manage, monitor and monetize their Carbon Di-oxide emissions resulting from their operations globally.
Awards and Recognition:
Wipro has been recognized as a winner of the Asian MAKE Awards, 2008. Wipro was ranked first in the ‘Transforming enterprise knowledge into shareholder value’. Wipro was also ranked high in the ‘Developing knowledge workers through senior management’ and in the ‘Managing customer knowledge’ categories. This is the sixth time in a row that Wipro has been recognized as an Asian MAKE winner.
Wipro received ‘strong positive’ rating in leading Analyst firm, Gartner of its “Market Scope for Business Intelligence and Performance Management Services, Western Europe, 2008”.*
Wipro has been quoted as a specialized consulting partner in application delivery for clients seeking cross-enterprise food supply chain tracking by leading independent research firm AMR†.
IT Products Segment (14% of Total Revenue and 2% of Operating Income for our quarter ended September 30, 2008)
Our IT Products business segment recorded Revenue of Rs. 9.14 billion ($197 million1) for our quarter ended September 30, 2008, representing an increase of 44% over the same period last year. EBIT for this segment was Rs. 201 million ($4 million1) for our quarter ended September 30, 2008, representing an increase of 26% over the same period last year.
Our Operating Income to Revenue for this segment was 2.2% for our quarter ended September 30, 2008.
Return on Capital Employed (ROCE) for our IT Services and Products segment was 40% for our quarter ended September 30, 2008, compared to 42% for the same period last year.
Consumer Care and Lighting Segment (8% of Total Revenue and 5% of Operating Income for our quarter ended September 30, 2008)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 4.83 billion ($104 million1) for our quarter ended September 30, 2008, representing an increase of 36% over the same period last year. EBIT for this segment was Rs. 518 million ($11 million1) for our quarter ended September 30, 2008, representing an increase of 23% over the same period last year.

*	“Market Scope for Business Intelligence and Performance Management Services, Western Europe, 2008,” by Susanne Karlsson. 1 July 2008.

†	AMR Alert, September, 2008, How Safe Is Your Food Supply Chain?

Our Operating Income to Revenue for this segment was 10.7% for our quarter ended September 30, 2008. ROCE for this segment was 11% for our quarter ended September 30, 2008, compared to 15% for the same period last year.
About Non-GAAP financial measures
The Company provides Non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) to supplement reported GAAP results. Non-GAAP adjusted net income excludes the impact of translating specific foreign currency borrowing, the impact of periodic fair value measurement of related cross currency swaps used in combination for hedging net investments in foreign operations and stock-based fringe benefit tax expense paid in India.
The Company believes that the presentation of this non-GAAP adjusted net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax), when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its results of operations. The Company believes that foreign currency borrowing and its swaps are in substance economic hedges of net investment, though for GAAP reporting the impact of translation and fair value measurements are recorded in the Income statement. In addition, our stock-based fringe benefit tax expense is fully reimbursed by our employees, but for GAAP reporting, the reimbursement is recorded in stockholders’ equity. Therefore, making available an adjusted net income number that excludes the impact of these items from net income we believe provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management uses financial statements that do not include impact of periodic translation of specific foreign currency borrowing, fair value re-measurement of cross currency swaps and stock-based fringe benefit tax expense. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure.
Our results for the quarter ended September 30, 2008, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

	As of September 30,				As of March 31,
	2007		2008	2008	2008
				Convenience
				translation
				into US$
NOTE	(unaudited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	20,266	20,157	$434	Rs.	39,270
Restricted cash		33	—	—		—
Investments in liquid and short-term mutual funds		23,060	39,888	859		14,808
Accounts receivable, net of allowances		32,130	48,008	1,034		38,908
Unbilled Revenue		7,800	12,523	270		8,305
Inventories		6,296	9,790	211		7,172
Deferred income taxes		506	1,836	40		790
Other current assets		13,798	23,878	514		19,092

Total current assets		103,888	156,080	3,360		128,345
Property, plant and equipment, net		33,626	46,270	996		39,822
Investments in affiliates		1,379	1,521	33		1,343
Investments securities		358	356	8		355
Deferred income taxes		230	377	8		—
Intangible assets, net		12,296	15,679	338		12,480
Goodwill		37,589	43,773	942		38,943
Other assets		5,591	4,571	98		3,214

Total assets	Rs.	194,957	268,627	$5,783	Rs.	224,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state instituitions	Rs.	24,762	36,259	$781	Rs.	28,804
Current portion of long-term debt		981	411	9		406
Current portion of obligations under capital leases		320	331	7		323
Accounts payable		14,226	18,142	391		13,082
Accrued expenses		8,786	12,202	263		8,110
Accrued employee costs		4,611	5,870	126		5,160
Advances from customers		1,620	3,009	65		2,136
Unearned Revenue		2,485	5,846	126		4,162
Other current liabilities		14,391	30,011	646		12,519

Total current liabilities		72,182	112,081	2,413		74,702
Long-term debt, excluding current portion		2,335	15,893	342		14,522
Obligations under capital leases, excluding current portion		806	795	17		701
Deferred income taxes		1,843	3,136	68		2,098
Other liabilities		2,290	3,474	75		3,011

Total Liabilities		79,456	135,379	2,915		95,034

Minority interest		97	169	4		114
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320, 1,434,563,895 and 1,463,003,208 shares as of March 31, 2008, September 30, 2007 and 2008		2,919	2,926	63		2,923
Additonal paid-in capital		25,223	27,502	592		26,441
Accumulated other comprehensive income		(237)	(7,939)	(171)		(1,076)
Retained earnings		87,499	110,590	2,381		101,066
Equity Shares held by a controlled Trust:		—	—	—		—
7,961,760, 7,961,760 and 7,961,760 shares as of March 31, 2008, September 2007 and 2008

Total stockholders’s equity		115,404	133,079	2,865		129,354

Total liabilities and Stockholder’s equity	Rs.	194,957	268,627	$5,783	Rs.	224,502

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended September 30,					Six months ended September 30,
	2007		2008		2008	2007	2008	2008
					Convenience			Convenience
					translation			translation
					into US$			into US$
	(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Services	Rs.	34,760	Rs.	47,523	$1023	66,787	92,127	1983
Products		12,521		16,571	357	22,326	31,590	680

Total		47,281		64,094	1,380	89,113	123,717	2,663

Cost of Revenues:

Services		23,344		31,924	687	44,544	61,319	1320
Products		9,822		13,299	286	17,891	25,304	545
Total		33,166		45,223	974	62,435	86,623	1865

Gross Profit		14,115		18,871	406	26,678	37,094	799

Operating Expenses:
Selling and marketing expenses		(3,288)		(4,552)	(98)	(6,049)	(8,985)	(193)
General and administrative expenses		(2,655)		(3,452)	(74)	(4,715)	(6,706)	(144)
Amortization of intangible assets		(99)		(495)	(11)	(204)	(722)	(16)
Foreign exchange gains / (losses), net		58		(321)	(7)	(794)	(1,010)	(22)
Others, net		32		118	3	112	250	5

Operating Income		8,163		10,169	219	15,028	19,921	429

Other income, net		743		(789)	(17)	1,734	(1,061)	(23)
Equity in earnings/(losses) of affiliates		84		106	2	171	213	5

Income before income taxes and minority interest		8,990		9,486	204	16,933	19,073	411

Income taxes		(865)		(1,240)	(27)	(1,704)	(2,676)	(58)
Minority interest		(3)		(22)	(0)	(3)	(34)	(1)

Net income	Rs.	8,122	Rs.	8,224	$177	15,226	16,363	352

Earnings per equity share
Basic
Net income		5.60		5.66	0.12	10.50	11.26	0.24
Diluted
Net income		5.57		5.65	0.12	10.45	11.23	0.24
Weighted average number if equity shares used in computing earnings per equity share:
Basic		1,450,036,475		1,453,493,031		1,449,964,665	1,453,064,597
Diluted		1,457,139,183		1,456,763,428		1,457,512,260	1,456,739,353

Additional Information
Segment Revenue
IT Services		34,879		47,335	1019	66339	91268	1965
IT Products		6,359		9,144	197	10911	16101	347
IT Services & Products		41,238		56,479	1216	77,250	107,369	2311
Consumer Care and Lighting		3,549		4,831	104	5770	9577	206
Others		2,494		2,785	60	6093	6771	146
Total		47,281		64,095	1380	89,113	123,717	2663
Operating Income
IT Services		7,592		9,591	206	14,133	18,411	396
IT Products		160		201	4	345	506	11
IT Services & Products		7,752		9,792	211	14,478	18,917	407
Consumer Care and Lighting		421		518	11	726	1,123	24
Others		(10)		(141)	(3)	(177)	(119)	(3)
Total		8,163		10,169	219	15,027	19,921	429

Reconciliation of Non-GAAP adjusted net income to comparable net income

Net Income as per GAAP	Rs.	8,122		8,224	$177	15,226	16,363	352

Adjustments:
Translation loss on foreign currency loan and changes in fair value of cross currency swap		—		1,156	25	—	1,816	39
Fringe benefit tax		—		86	2	—	132	3

Non-GAAP adjusted net Income	Rs.	8,122		9,466	$204	15,226	18,311	394